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                                                                       Exhibit 8
                              December 28, 1995


The Bank Of Heard County
Court Square
Franklin, Georgia 30217

First National Bancorp
303 Jesse Jewell Parkway
Suite 700
P. O. Box 937
Gainesville, Georgia  30503

Ladies and Gentlemen:

         You have asked for our opinion in regard to the income tax consequences, under the Internal Revenue Code of 1986, as amended (the "Code"), of the proposed issuance of a maximum of 325,580 shares of common stock of First National Bancorp, a Georgia corporation ("First Bancorp"), in connection with the merger of The Bank of Heard County, a state banking association ("Heard Bank") and Interim Heard Corporation ("FNB Subsidiary"), a wholly-owned subsidiary of First Bancorp, in a reverse triangular merger pursuant to the laws of the State of Georgia and pursuant to the terms of the Agreement and Plan of Merger between the parties to the reorganization. In rendering this opinion we have assumed the following:

         (i) First Bancorp is a corporation organized under the laws of the State of Georgia and operates as a bank and thrift holding company pursuant to the federal Bank Holding Company Act of 1956, as amended (the "BHCA") and the Federal Savings and Loan Holding Company Act, as amended (the "SLHCA"). First Bancorp has authorized 30,000,000 shares of $1.00 par value common stock of which approximately 20,580,670 shares were issued and outstanding as of 1, 1995. First Bancorp presently has 20 wholly-owned operating bank subsidiaries.

         (ii) Heard Bank is organized as a Georgia banking institution and operates as a commercial bank pursuant to the Financial Institutions Code of Georgia. Heard Bank has authorized 1,000 shares of $100.00 par value voting common stock, with 1,000 shares issued and outstanding as of December 1, 1995.

         (iii) FNB Subsidiary has been recently organized as a Georgia business corporation for the purpose of effecting the triangular merger. FNB Subsidiary has authorized 1000 shares of voting common stock with no par value. 500 shares of FNB Subsidiary's stock are
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         issued and outstanding.  All of said shares are held by First
         Bancorp.

         (iv) FNB Subsidiary will be merged with and into Heard Bank under the applicable laws of the State of Georgia. By operation of law, FNB Subsidiary will transfer all of its assets and liabilities to Heard Bank. Heard Bank will be the surviving corporation, and the separate corporate existence of FNB Subsidiary will cease. As a result of the merger each share of Heard Bank will be exchanged for 325.58 shares of First Bancorp common stock. No fractional shares of First Bancorp stock will be issued in the proposed transaction.

         (v) Dissenting shareholders of Heard Bank will be able to exercise their rights pursuant to the provisions of the Financial Institutions Code of Georgia and the Georgia
         Business Corporation Code.

         (vi) The value of the shares of any dissenting shareholder of Heard Bank will be ascertained in accordance with the provisions of O.C.G.A. Section 14-2-1301, et seq.

         It is assumed that the following additional representations have been made or will be made by the parties to the merger in connection with the proposed transaction:

         (a) The fair market value of First Bancorp stock to be received by the shareholders of Heard Bank will, in each instance, be approximately equal to the fair market value of the Heard Bank stock surrendered in exchange therefor.

         (b) Except for the Regions Merger, the management of Heard Bank knows of no plan or intention on the part of the Heard Bank shareholders to sell or otherwise dispose of the First Bancorp stock received in the transaction which would reduce their holdings thereof to a number of shares having, in the aggregate, a value, as of the date of the merger, less than 50% of the total value of all the formerly outstanding stock of Heard Bank as of
the same date.   The management of Heard Bank is not aware of Heard Bank
shareholders who intend to sell or otherwise dispose of Regions stock received in the Regions Merger, if consummated, which would reduce their holdings of Regions stock to a number of shares having, in the aggregate, a value, as of the date of the merger of FNB Subsidiary into Heard Bank, less than 50% of the total value of all the formerly outstanding stock of Heard Bank as of the same date. Heard Bank management further represents that the merger of FNB Subsidiary into Heard Bank has independent significance and will occur whether or not the Regions Merger is ultimately consummated.

         (c) Taking into account amounts to be paid by Heard Bank for its merger expenses, Heard Bank will hold, after the merger, at least 90% of the fair market value of FNB Subsidiary's net assets and at least 70% of the fair market value of FNB Subsidiary's gross assets, and Heard Bank will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets. For purposes of this representation, First Bancorp stock transferred to FNB Subsidiary, if any, will not be considered as assets of FNB Subsidiary or Heard Bank.

         (d) In the proposed transaction, shares of Heard Bank stock representing at least 80% of the stock of Heard Bank will be exchanged solely for the common stock of First Bancorp. Heard Bank represents that it has only one class of equity securities authorized or outstanding, that is, voting common stock.
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         (e)     Heard Bank has no outstanding warrants, options, convertible securities or any other type of right pursuant to which any person could acquire stock in Heard Bank.

         (f) Heard Bank has no plan or intention to sell or otherwise dispose of any of the assets which it will receive in the transaction.

         (g) First Bancorp will operate Heard Bank in a substantially unchanged manner as a wholly-owned subsidiary.

         (h) First Bancorp has no plan or intention to redeem or otherwise reacquire any of its stock issued in the proposed transaction.

         (i) First Bancorp, FNB Subsidiary and Heard Bank will each pay its own expenses incurred in the transaction, and each shareholder of Heard Bank will pay his own expenses incurred, if any.

         (j) No parties to the transaction are investment companies within the meaning of Section 368(a)(2)(F)(iii) of the Code.

         (k) First Bancorp does not presently own, directly or indirectly, nor has it owned within the preceding five years, directly or indirectly, any of the stock of Heard Bank.

         (l) First Bancorp, FNB Subsidiary and Heard Bank are each corporations within the meaning of Section 7701(a)(3) of the Code.

         Based upon our understanding of the transaction and on the representations set forth above, we are of the following opinion:

         (1) Provided that the proposed merger of FNB Subsidiary with and into Heard Bank qualifies as a statutory merger under the applicable laws of the State of Georgia and provided that (a) after the transaction Heard Bank will hold substantially all of its assets and substantially all of the assets of FNB Subsidiary, (b) in the transaction the Heard Bank shareholders will exchange an amount of Heard Bank stock constituting 80% or more of the outstanding Heard Bank stock for First Bancorp voting common stock, the proposed transaction will constitute a reorganization within the meaning of
Section 368(a)(1)(A) of the Code, and (c) the pending Regions Merger, if consummated after the merger of FNB Subsidiary into Heard Bank, will not cause there to be a lack of continuity of interest by the Heard Bank shareholders. The reorganization will not be disqualified by reason of the fact that common stock of First Bancorp is used in the transaction (Section 368(a)(2)(E)). As used herein, "substantially all" means at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of FNB Subsidiary and Heard Bank. First Bancorp, FNB Subsidiary and Heard Bank will each be a "party to a reorganization" within the meaning of Section 368(b). The Regions Merger could be viewed by the Internal Revenue Service as a pre-existing plan or intention by the Heard Bank shareholders to dispose of the First Bancorp stock which the Heard Bank shareholders will receive in the merger. The Internal Revenue Service could conclude that the requisite continuity of interest for the merger is not present, unless the continued holding of Regions stock after the Regions Merger is viewed as a sufficient retention of a proprietary stake in First Bancorp.

         We are aware of no published cases or authoritative rulings which permit us to conclude that the continued holding of Regions stock by former Heard Bank shareholders after the Regions Merger would be treated as satisfying the continuity of interest requirement with respect to the merger of FNB Subsidiary into Heard Bank.

         We note that the policy of the continuity of interest requirement, that is, that the shareholders of the acquired corporation continue to have a significant equity stake in the acquiring corporation, does not appear to be violated by the receipt of Regions stock by former Heard Bank shareholders upon consummation of the Regions Merger. Based solely on the underlying policy of the continuity of interest requirement and the representations of Heard Bank management that the merger has independent significance and that it is not aware of any intention by Heard Bank shareholders to dispose of any significant portion of the Regions stock they will receive in the Regions Merger, if consummated, we conclude that it is more likely than not that the continuity of interest requirement will be satisfied with respect to the merger of FNB Subsidiary into Heard Bank. Of course, we cannot give any assurances that the Internal Revenue Service will agree with our conclusion, since, as noted above, it is not based to any extent upon published authority.

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         (2)     No gain or loss will be recognized to Heard Bank upon the
receipt of the assets of FNB Subsidiary and the assumption by Heard Bank of the liabilities, if any, of FNB Subsidiary in the merger.

         (3) No gain or loss will be recognized to FNB Subsidiary upon the transfer of its assets and liabilities to Heard Bank in the merger.

         (4) No gain or loss will be recognized to the shareholders of Heard Bank upon the receipt of First Bancorp voting common stock in exchange for their shares of Heard Bank common stock.

         (5) The basis of the shares of First Bancorp voting common stock received by a Heard Bank shareholder will, in each instance, be the same as the basis of the shares of the Heard Bank common stock surrendered in exchange therefor.

         (6) The basis of the FNB Subsidiary assets received by Heard Bank will, in each instance, be the same as FNB Subsidiary's basis in the assets.

         (7) The holding period of the shares of First Bancorp voting common stock received by the Heard Bank shareholders will include the period during which the stock of Heard Bank surrendered in exchange therefor was held, provided that the shares of Heard Bank common stock were held as capital assets on the date of the exchange.

         (8) The holding period of the assets of FNB Subsidiary in the hands of Heard Bank will include the period during which such assets were held by FNB Subsidiary.

         (9) Cash received by a Heard Bank shareholder in lieu of a fractional share will be treated as received in exchange for such fractional share and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between cash received and the portion of the shareholder's basis in Heard Bank common stock allocable to such fractional share interest.

         (10) Where cash is received by a shareholder of Heard Bank who dissents in exchange for the surrender of his common stock, the cash will be treated as being received by the shareholder as a distribution in redemption of his stock, subject to the provisions and limitations of Section 302 of the Code.

         (11) A Heard Bank shareholder who dissents and receives cash in redemption of his Heard Bank shares as a result of the merger will, in general, recognize gain or loss measured by the difference between the amount of the cash received and the tax basis of the Heard Bank shares converted. Under
Section 302 of the Code, such gain or loss will, in general, be treated as capital gain or loss if the Heard Bank shares were held as capital assets. However, a Heard Bank shareholder must take into account certain provisions of
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Sections 302 and 318 of the Code in determining the consequences of the transaction if he receives only cash. Any Heard Bank shareholder who receives only cash as a result of the merger upon redemption of the Heard Bank shares which he actually owns, but who is considered under constructive ownership rules of Section 302 of the Code to own other Heard Bank shares that are converted into shares of First Bancorp common stock in the merger, must take into account the provisions of Section 302 of the Code, particularly, the "80% test" described below, to determine if the cash which he receives is to be taxed as a dividend. Under Section 318 of the Code a shareholder is, for example, considered to own shares that are directly or indirectly owned by certain members of his family or by certain related entities and to own shares with respect to which he holds options. In general, under the 80% test of
Section 302, cash received by a Heard Bank shareholder in redemption of his Heard Bank shares as a result of the merger will not be treated as a dividend for federal income tax purposes if, immediately after the merger, the holder's percentage ownership (considering shares owned actually and constructively) of the total number of shares of First Bancorp stock issued to holders of Heard Bank shares in the merger is less than 80% of such shareholder's percentage ownership of Heard Bank shares immediately before the merger. Hence, cash received by a Heard Bank shareholder who "qualifies" under the 80% test will be taxed as capital gain or loss if the Heard Bank shares were held as capital assets.

         (12) A Heard Bank shareholder may fail to qualify under the 80% test described above as a result of receiving cash for all his Heard Bank shares actually owned, if other persons whose Heard Bank shares are considered to be constructively owned by the shareholder under Section 318 of the Code receive First Bancorp stock in the merger.

         (13) If a Heard Bank shareholder fails to meet the 80% test described above, other exceptions form dividend treatment may be available depending on the facts and circumstances of the particular case.

         (14) In the event of dividend treatment of cash received, a shareholder will not be able to use his basis in his shares to offset the amount includable in income. Therefore, the total amount of cash received would be includable in income.

         No opinion is expressed as to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered by the above opinion.

                                             Very truly yours,

                                             STEWART, MELVIN & FROST

                                             By: /s/ T. Treadwell Syfan
                                                -----------------------------
                                                         Partner